Erik L. Mengwall Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4050 Main 212.407.4000 Fax 212.407.4990 emengwall@loeb.com

March 28, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tony Watson, Suying Li, Alyssa Wall and Donald Field

Re:Trumptech Digital Education Group Limited
Draft Registration Statement on Form F-1
Submitted February 7, 2025
CIK No. 0002053475

Ladies and Gentlemen:

On behalf of our client, Trumptech Digital Education Group Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated March 7, 2025 from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the above-referenced Draft Registration Statement on Form F-1 submitted on February 7, 2025.

Contemporaneously, the Company is filing an amendment No. 1 to the Draft Registration Statement via EDGAR (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment No. 1.

Draft Registration Statement on Form F-1

Cover Page

1.We note you disclose that Kwok Tin Ming, through TrumpEd Limited, will control the company upon consummation of the offering. Please expand your disclosure to state the number of Class A and Class B Ordinary Shares held by TrumpEd Limited and, if material, identify all other Class B Ordinary Share shareholders and the percentage of voting power to be held by such shareholders following the

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Los Angeles    New York    Chicago    Nashville   Washington, DC    San Francisco    Beijing   Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

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United States Securities and Exchange Commission March 28, 2025 Page 2

offering. Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by shareholders.

Response:  The Company has amended the cover page and page 38 of Amendment No. 1 in response to the Staff’s comment.

2.Please revise your disclosure on the cover page to clearly indicate whether Trumptech Digital Education Holdings Limited and Trumptech Digital Education Services Limited are wholly-owned subsidiaries or if other shareholders are involved.

Response:  The Company has amended the cover page of Amendment No. 1 in response to the Staff’s comment.

3.Please disclose whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiary, the operating company, or to investors, and quantify the amounts where applicable. In this regard, we note your current discussion is limited to dividends.

Response:  The Company has amended the cover page and page 5 of Amendment No. 1 in response to the Staff’s comment.

4.Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

Response:   The Company has amended the cover page and pages 8 and 24 of Amendment No. 1 in response to the Staff’s comment.

5.Please expand your disclosure regarding the Controlling Shareholder's voting power following the offering to indicate how much of said voting power will stem  from the Class B Ordinary Shares.

Response:  The Company has amended the cover page of Amendment No. 1 in response to the Staff’s comment.

Prospectus Summary

Overview, page 1

6.We note your disclosure that you "integrate into [your] proprietary contents programmable pocket-sized computers designed by a well-known British broadcasting company..." Please identify the broadcasting company and also clarify how the pocket-sized computers constitute part of your proprietary contents, such as whether you hold a license or exclusive right to use such

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devices. Please also identify the "well-known AI technology companies headquartered in Hong Kong" with whom you work.

Response:  The Company has removed the referenced disclosure and has amended pages 1 and 79 of Amendment No. 1 in response to the Staff’s comment.

7.We note your disclosure that you have integrated "Artificial Intelligence" technology into your products and services. Please expand your disclosure here and throughout the registration statement to provide your definition of "Artificial Intelligence" in the context of your business and enhance your disclosure to provide an update on the stage of the product development for your products and services integrating AI.

Response:  The Company has removed the referenced disclosure and has amended pages 1, 55 and 79 of Amendment No. 1 in response to the Staff’s comment.

Corporate History and Structure, page 2

8.We note that on January 24, 2025, in connection with a sale and purchase agreement, Frontera Global Limited, SCM Fortune Investment Limited, Rosy Ocean Limited, and TMK Education Investment Limited received ordinary shares of your company. Please clarify whether the shares held by such investors are Class A Ordinary Shares or Class B Ordinary Shares, or if they will convert into one or the other of those classes, please specify which, at what time, and under what conditions such conversion will occur. Please also disclose the beneficial owners of the investors. Lastly, please revise the charts on page 3 to differentiate between Class A and Class B Ordinary Shares and the respective percentages owned for each class.

Response:  The Company has amended pages 2-3 and 53 of Amendment No. 1 in response to the Staff’s comment.

Permission Required from Hong Kong and PRC Authorities, page 4

9.We note you relied on the advice of your PRC counsel, Sundial Law Firm, with respect to your conclusions that you are not required to obtain any permissions or approvals from the PRC authorities. Please file a consent of Sundial Law Firm as an exhibit to the registration statement.

Response:  The Company intends to file the consent of Sundial Law Firm as an exhibit to the Registration Statement and has updated the Exhibit Index to Amendment No. 1 accordingly.

Transfers of Cash To and From Our Subsidiaries, page 4

10.Please expand your disclosure in this section to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or

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distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Additionally, we note that this section has subsections for the Cayman Islands and Hong Kong. We also note that you have an intermediate holding company located in the British Virgin Islands. To the extent applicable, please discuss any restrictions or limitations on cash transfers imposed by that jurisdiction.

Response:  The Company has amended the cover page and pages 5 of Amendment No. 1 in response to the Staff’s comment.

Summary of Risk Factors, page 5

11.In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, please note that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Additionally, please include a crossreference to the relevant individual detailed risk factor for each CBI-related summary risk factor.

Response:  The Company has added the referenced disclosure on pages 6-11 of Amendment No. 1 in response to the Staff’s comment.

12.Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

Response:  The Company has amended page 9 of Amendment No. 1 in response to the Staff’s comment.

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Implications of Being a Controlled Company, page 10

13.Please indicate whether you intend to rely on exemptions from certain corporate governance requirements available to you as a "controlled company." If so, please specify which exemptions you will utilize.

Response:  The Company has amended pages 13 and 38 of Amendment No. 1 in response to the Staff’s comment.

14.We note your disclosure on pages 10 and 86 that although you are permitted to follow Cayman Island requirements in lieu of corporate governance rules, you "intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers." We also note your disclosure on page 35 that you "plan to rely on the exemption available for foreign private issuers to follow our home country governance practices." Please revise your disclosure throughout to address this discrepancy and clarify whether you intend to use home country governance practices or Nasdaq corporate governance rules, or specify upon which specific exemptions you intend to rely.

Response:  The Company has amended page 38 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 14

15.Please remove language stating or implying that you are not a China-based issuer. In this regard, we note that the legal and operational risks related to operating in China also apply to operations in Hong Kong, and that while you primarily operate in Hong Kong, the risks applicable to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. We note you distinguish your company from "Mainland China-Based issuers" on page 25.

Response:  The Company has removed the referenced language on the cover page and pages 25-26, 28 and 30 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Our Business and Industry

Our business depends on our collaboration with LEGO Education..., page 14

16.Please expand your disclosure to briefly describe the terms of your partnership with LEGO Education, including whether there are any associated agreements and a discussion of the terms of such agreements. If appropriate, please file the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company has amended pages 1, 17 and 79 of Amendment No. 1 in response to the Staff’s comment. The Company intends to file the reseller agreement as an exhibit to the Registration Statement and has updated the Exhibit Index to Amendment No. 1 accordingly.

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We depend heavily on STEAM education subsidies provided by the Hong Kong government, page 14

17.Please revise to quantify your revenue attributable to these subsidies for the financial periods included in this registration statement.

Response:  The Company has amended page 17 of Amendment No. 1 in response to the Staff’s comment.

We are dependent on our management team., page 17

18.To provide additional clarity to investors, please identify which of your executive officers and key personnel have "worked with [your] founder for 20 years."

Response:  The Company has removed the referenced disclosure on page 20 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Doing Business in Hong Kong

You may experience difficulties in effecting service of legal process..., page 26

19.We note your disclosure that "most of [your] senior officers and directors reside within Hong Kong for a significant portion of the time." Please revise your disclosure to clearly identify any of your officers or directors who are located in Hong Kong. Please make similar revisions to your related risk factor on page 30.

Response:  The Company has amended pages 29 and 33 of Amendment No. 1 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

20.Please tell us your consideration of providing a discussion of the accounting estimates and assumptions that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Your disclosure should supplement, but not duplicate, the description of accounting policies in the notes to the financial statements. Refer to Item 5.E of Form 20-F and section V of SEC Release No. 33-8350 for guidance.

Response:  The Company has amended pages 67 to 72 of Amendment No. 1 in response to the Staff’s comment.

Industry Overview, page 65

21.We note your reference to the industry report commissioned by you and issued by Frost & Sullivan. Please file Frost & Sullivan's written consent as an exhibit to this registration statement in connection with the use of their expert report or explain

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why you do not believe you are required to do so. See Rule 436 of the Securities Act of 1933.

Response:  The Company intends to file the consent of Frost & Sullivan as an exhibit to the Registration Statement and has updated the Exhibit Index to Amendment No. 1 accordingly.

Business

Intellectual Property, page 81

22.We note your trademarks are licensed through a trademark licensing agreement entered into with Higher Education Limited. We note that Higher Education Limited appears to be a related party, as it is currently wholly-owned by a director and chairman of the Board of your company. Please revise your Related Party Transactions disclosure throughout the registration statement to include this licensing agreement and a description of its material terms. To the extent this licensing agreement is material, describe the material terms of the agreement and file it as an exhibit to the registration statement. Refer to Item 7(B) of Form 20-F and Item 601(b)(10) of Regulation S-K.

Response:  The Company has amended pages 90 and 110-111 of Amendment No. 1 in response to the Staff’s comment. The Company intends to file the trademark licensing agreement as an exhibit to the Registration Statement and has updated the Exhibit Index to Amendment No. 1 accordingly.

Certain Relationships and Related-Party Transactions, page 100

23.Please revise to provide updated related party amounts and balances since the beginning of the company’s preceding three financial years and up to the date of the document. Refer to Item 7(B) of Form 20-F. In this regard, we note that the information is dated and has only been provided up to August 31, 2024 and omits the information "up to the date of the document." Please revise as applicable.

Response:  The Company has amended pages 110-111 of Amendment No. 1 in response to the Staff’s comment.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

Training Courses, page F-15

24.You state that each contract of educational programs and services is accounted for as a single performance obligation, which is satisfied proportionately over the service period, generally 8 to 10 sessions within 12 months. Please tell us your consideration of the guidance in ASC 606-10-25-27 through 25-29 in determining that it is appropriate to recognize revenue at a point in time when all training sessions are delivered.

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Response:  The Company has amended page F-15 of Amendment No. 1 in response to the Staff’s comment. The Company has considered the guidance in ASC 606-10-25-27 through 25-29, which was already disclosed as “The revenue will be recognized at the point in time when all sessions are delivered” under revenue recognition policy. Further changes were made to clarify this revenue recognition policy in a more appropriate manner.

Note 4. Segment Reporting, page F-24

25.It appears you have reported your B2C Virtual Reality Online Education Business Unit reportable segment in discontinued operations in your financial statements for fiscal years ended August 31, 2024 and 2023. Please revise to reconcile the total of the reportable segments' revenues to your consolidated revenues and the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations or consolidated net income. Refer to ASC 280-10-50-30.

Response:  The Company has amended page F-26 of Amendment No. 1 in response to the Staff’s comment.

Note 5. Discontinued Operations, page F-27

26.You state in Note 17 that TAI Limited is an entity controlled by Mr. Kwok. As such, the sale of your B2C Virtual Reality Online Education business unit to TAI Limited completed on August 31, 2024 appears to be a transaction among entities under common control. Please tell us the accounting literature that supports your accounting to record a gain of $2,438,455 from this sale of business unit as opposed to as a capital transaction with no gain or loss being recorded.

Response:  The Company respectfully advises the Staff that TAI Limited (“TAI”) is an entity indirectly held by Mr. Kwok with 29% of equity interest in TAI Holdings Limited (“TAIH”), which is a parent company of TAI. Mr. Kwok is not a single largest shareholder in TAIH and he is deemed as a principal owner (a related party) under ASC 850-10-20, whereas Mr. Kwok currently holds more than 10% of the voting interests in TAIH.

Provided that Mr. Kwok is not a single largest shareholder, holding less than 50% voting interest in TAIH, both TAI and TAIH are not considered as an entity under common control pursuant to ASC 805. However, TAI and TAIH are considered as a related party to the Company under ASC 850.

The Company has clarified the description of the relationship on page F-37 of the Amendment No. 1 in response to the Staff’s comment.

Hence, the sale of B2C Virtual Reality Online Education business unit to TAI is treated as related party transaction under ASC 850. The consideration is determined by the net carrying value of B2C Virtual Reality Online Education business unit as of August 31, 2024, which is conducted on an arm’s length basis.

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General

27.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Response:   The Company advises the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors, the Company will supplementally provide copies to the Staff.

Please call me at (212) 407 4050 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall

Erik Mengwall
Partner

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